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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

                            (AMENDMENT NO. 11)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  SCHEDULE 13D

                            (AMENDMENT NO. 11)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                        SHOREWOOD PACKAGING CORPORATION
                           (Name of Subject Company)

                                ---------------

                             CHESAPEAKE CORPORATION
                                SHEFFIELD, INC.
                                   (Bidders)

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                    Common Stock, $0.01 Par Value Per Share
                         (Including Associated Rights)
                         (Title of Class of Securities)

                                ---------------

                                   825229107
                     (CUSIP Number of Class of Securities)

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                               Thomas H. Johnson
                      President & Chief Executive Officer
                             Chesapeake Corporation
                             1021 East Cary Street
                         Richmond, Virginia 23218-2350
                                 (804) 697-1000
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                   Copies to:
                             Gary E. Thompson, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                 (804) 788-8200

                                ---------------

                             February 7, 2000
            (Date of Event Which Requires Filing of This Statement)
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  This Amendment No. 11 to Schedule 14D-1 supplements and amends the Tender
Offer Statement on Schedule 14D-1, filed on December 3, 1999 (as amended, the "Schedule 14D-1"), by Sheffield, Inc., a Delaware corporation ("Purchaser"), and Chesapeake Corporation ("Chesapeake"), a Virginia corporation and the direct owner of all of the outstanding capital stock of Purchaser. The
Schedule 14D-1 relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), of Shorewood Packaging Corporation, a Delaware corporation (the "Company"), not directly or indirectly owned by Chesapeake and its subsidiaries, for a purchase price of $17.25 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-1. This Amendment No. 11 to Schedule 14D-1 also constitutes Amendment No. 11 to the statement on
Schedule 13D of Purchaser and Chesapeake, filed on November 30, 1999.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

  (b) The text of Section 10 of the Offer to Purchase is hereby amended and supplemented by adding thereto the following:

  On February 7, 2000, Chesapeake issued the following press release:

             CHESAPEAKE STATEMENT ON DELAWARE COURT DECISION

Richmond, VA--February 7, 2000--Chesapeake Corporation (NYSE: CSK) issued the following statement in response to today's decision by the Delaware Chancery
Court:

"We are delighted with the Court's decision. It is now time for Shorewood's Board to sit down with Chesapeake and negotiate a transaction. Shorewood has presented no credible alternative to Chesapeake's all cash offer. Chesapeake intends to move rapidly to take its offer directly to Shorewood's stockholders through the consent process."

Chesapeake Corporation was represented at trial by Hunton & Williams and Richards, Layton & Finger, P.A.

Chesapeake Corporation, headquartered in Richmond, Va., is a global leader in specialty packaging and merchandising services. Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for litho-laminated packaging, the leading European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized, corrugated packaging. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1999 were $1.2 billion. Chesapeake's website is www.cskcorp.com.

                                  # # #

This news release may contain forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. While the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not applicable to forward-looking statements made in connection with a tender offer, it has not been judicially determined whether such safe harbor provisions apply to forward-looking statements in a consent solicitation conducted in connection with a tender offer. The accuracy of such forward-looking statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box, folding carton and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

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CERTAIN INFORMATION CONCERNING PARTICIPANTS

Chesapeake Corporation ("Chesapeake") and Sheffield, Inc., a wholly owned subsidiary of Chesapeake ("Purchaser"), and certain other persons named below may be deemed to be participants in a consent solicitation (the "Consent Solicitation") that may be conducted by Chesapeake and Purchaser in connection with the tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock ("Shares") of Shorewood Packaging Corporation ("Shorewood") for $17.25 per Share net to the seller in cash. The participants in this solicitation may include: (i) the directors of Chesapeake (Harry H. Warner, Chairman of the Board; Thomas H. Johnson, President & Chief Executive Officer; Robert L. Hintz; James E. Rogers; John W. Rosenblum; Frank
S. Royal; Wallace Stettinius; Richard G. Tilghman; Joseph P.Viviano; and Hugh
V. White, Jr.); and (ii) certain officers of Chesapeake: J.P. Causey Jr., Senior Vice President, Secretary & General Counsel; Andrew J. Kohut, Senior Vice President--Strategic Business Development; Octavio Orta, Executive Vice President--Display & Packaging; William T. Tolley, Senior Vice President-- Finance & Chief Financial Officer; Molly Remes, Director--Corporate Communications; and Joel Mostrom, Vice President--Land Development. As of the date of this communication, approximately 14.9% of the outstanding Shares of Shorewood, or approximately 4.1 million Shares, are beneficially owned by Chesapeake and Purchaser (including Shares to be purchased pursuant to a stock purchase agreement between Chesapeake and a third-party). Chesapeake has retained Goldman, Sachs & Co. ("Goldman Sachs") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its co-financial advisors in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. Chesapeake and Purchaser have retained Goldman Sachs and DLJ to act as their Co-Dealer Managers in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Chesapeake and Purchaser have agreed to indemnify Goldman Sachs and certain related persons and DLJ and certain related persons against liabilities, including certain liabilities under the federal securities laws, arising out of each of their engagements. Neither Goldman Sachs nor DLJ believes that they or any of their respective partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Exchange Act in the solicitation of proxies and/or consents, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs or DLJ. In connection with Goldman Sachs' role as Co-Dealer Manager to Chesapeake and Purchaser, the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: Ravi Sinha, George Mattson, James Katzman, Peter Comisar and Jason Gilbert. In connection with DLJ's role as Co-Dealer Manager to Chesapeake and Purchaser, the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: L. Price Blackford, Doug Brown, Daniel Schleifman, Robert Simensky and Andrew Kramer. Goldman Sachs and DLJ each engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Goldman Sachs and/or DLJ may trade securities of Shorewood for each of their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Goldman Sachs and DLJ has each informed Chesapeake that, as of the date hereof, neither of them holds any Shares for its own account. Goldman Sachs or DLJ and/or certain of their respective affiliates may have voting and dispositive power with respect to certain Shares held in asset management, brokerage and other accounts. Goldman Sachs, DLJ, and each such of their respective affiliates disclaim beneficial ownership of such Shares. Other than as set forth herein, to the knowledge of Chesapeake and Purchaser, as of the date of this communication, none of Chesapeake, Purchaser, any of their respective directors, executive officers, employees or other representatives, or other persons known to Chesapeake or Purchaser who may solicit consents has any interest, direct or indirect, in Shorewood by security holding or otherwise.

For media relations, call:                      For investor relations call:
Molly Remes                                     William Tolley/Joel Mostrom
804-697-1110                                     804-697-1157/804-697-1147

                        Joele Frank/Josh Silverman
                           J. Frank Associates
                        212-355-4449, ext. 107/121

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  Also on February 7, 2000, the Company issued the following press release:

              Shorewood Comments On Delaware Court Decision

NEW YORK, Feb. 7/PRNewswire/--Shorewood Packaging Corporation (NYSE: SWD-news) today issued the following comments regarding the Delaware Chancery Court's decision today rejecting Shorewood's contention that Chesapeake Corporation (NYSE: CSK - news) is an "interested stockholder" and disallowing Shorewood's super-majority bylaw.

Marc P. Shore, Chairman and Chief Executive Officer, stated, "We strongly disagree with the Court's decision and will consider an appeal. It remains clear to us that Chesapeake's goal is to acquire Shorewood at the lowest price possible - currently an inadequate price. In the face of Chesapeake's coercive efforts, the Board has been actively evaluating strategic alternatives to enhance value for all Shorewood shareholders. As part of this process, we've had meaningful discussions with interested parties about alternatives that would create value significantly in excess of Chesapeake's inadequate offer. While we are moving quickly forward with this process, there can be no assurance that a transaction will occur."

Mr. Shore continued, "We strongly urge that Shorewood shareholders do not tender their shares into Chesapeake's inadequate offer and instead support the value-enhancing efforts of Shorewood's Board in the upcoming consent solicitation. Electing Chesapeake's hand-picked slate of directors, none of whom are currently employed running a business of any kind, would ensure that Shorewood stockholders receive less than fair value for their shares."

Shorewood's Special Strategic Committee of Independent Directors recently engaged Greenhill & Co., LLC as its financial advisor to assist in the process of exploring and evaluating strategic alternatives which could enhance value. In December 1999, Shorewood's Board of Directors voted unanimously to recommend that stockholders reject the unsolicited $17.25 per share tender offer by Chesapeake and not tender any of their shares pursuant to the offer.

Shorewood Packaging Corporation is a leading value-added provider of high quality printing and paperboard packaging for the computer software, cosmetics and toiletries, food, home video, music, tobacco and general consumer markets in North America and China, with 16 plants in the United States, Canada and China.

Certain statements included in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). While the safe harbors intended to be created by the Act are not available to statements made in connection with a tender offer, it has not been judicially determined whether such safe harbor provisions apply to forward-looking statements made in connection with a consent solicitation conducted in connection with a tender offer. However, the consent solicitation by Chesapeake Corporation is intended to facilitate its tender offer, and the statements made herein may be deemed to have been made in connection with such tender offer. Accordingly, such statements may not be covered by the safe harbor provisions of the Act. Any forward-looking statements made herein are only predictions, subject to risks and uncertainties that exist in the business environment which could render actual outcomes and results materially different from those expressed in such statements, including, but not limited to, general economic and business conditions, competition, political changes in international markets, raw material and other operating costs; costs of capital equipment, changes in foreign currency exchange rates, changes in business strategy or expansion plans, the results of continuing environmental compliance testing and monitoring; quality of management; availability, terms and development of capital, fluctuating interest rates and other factors referenced in this release and in Shorewood's annual report on Form 10-K and quarterly reports on Form 10-Q.

THIS PRESS RELEASE DOES NOT CONSTITUTE A SOLICITATION TO REVOKE CONSENTS IN CONNECTION WITH THE CONSENT SOLICITATION OF CHESAPEAKE CORPORATION. ANY SUCH SOLICITATION WILL BE MADE ONLY BY MEANS OF SEPARATE CONSENT SOLICITATION MATERIALS COMPLYING THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

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CERTAIN INFORMATION CONCERNING PARTICIPANTS

Shorewood Packaging Corporation ("Shorewood") and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to the consent solicitation being conducted by Chesapeake Corporation ("Chesapeake"). The participants in this solicitation may include:
(i) the directors of Shorewood (Marc P. Shore (Chairman of the Board and Chief Executive Officer), Howard M. Liebman (President and Chief Financial Officer), Leonard Verebay (Executive Vice President), Andrew N. Shore (Vice President and General Counsel), Kevin J. Bannon, Sharon R. Fairley, Virginia A. Kamsky,
R. Timothy O'Donnell and William P. Weidner; and (ii) William H. Hogan (Senior Vice President, Finance and Corporate Controller). As of the date of this communication, the number of shares of common stock, par value $0.01 per share ("Common Stock"), beneficially owned by the Shorewood participants (including shares subject to stock options exercisable within 60 days) is as follows:
Marc P. Shore (4,750,485), Howard M. Liebman (233,269), Leonard J. Verebay (500,180), Andrew N. Shore (169,052), Kevin J. Bannon (33,000), Virginia A. Kamsky (4,500), R. Timothy O'Donnell (326,118); William P. Weidner (57,000); and William H. Hogan (30,500).

Shorewood has retained Bear, Stearns & Co. Inc. ("Bear Stearns") and Jefferson Capital Group, Ltd. ("Jefferson Capital") to act as its co-financial advisors in connection with the tender offer (the "Offer") by Chesapeake and its wholly owned subsidiary, Sheffield, Inc., to purchase shares of Common Stock for $17.25 per share net to the seller in cash, for which Bear Stearns and Jefferson Capital may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Shorewood has agreed to indemnify Bear Stearns, Jefferson Capital and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Neither Bear Stearns nor Jefferson Capital admit that they or any of their partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of consent revocations, or that Schedule 14A requires the disclosure of certain information concerning Bear Stearns and Jefferson Capital, respectively.

In connection with Bear Stearns' role as co-financial advisor to Shorewood, Bear Stearns and the following investment banking employees of Bear Stearns may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom; Terence Cryan (Senior Managing Director), Charles Edelman (Senior Managing Director), Mark A. Van Lith (Managing Director) and Karen Duffy (Vice President). Bear Stearns engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Bear Stearns may trade securities of Shorewood for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Bear Stearns has informed Shorewood that, as of the date hereof, Bear Stearns held, net long, no shares of Common Stock for its own account. Bear Stearns and certain of its affiliates may have voting and dispositive power with respect to certain shares of Common Stock held in asset management, brokerage and other accounts. Bear Stearns and such affiliates disclaim beneficial ownership of such shares of Common Stock.

In connection with Jefferson Capital's role as co-financial advisor to Shorewood, Jefferson Capital and the following investment banking employees of Jefferson Capital may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: R. Timothy O'Donnell (President) and Louis W. Moelchert (Vice President). R. Timothy O'Donnell is the beneficial owner of 276,118 shares of Common Stock. Louis W. Moelchert is the beneficial owner of 1,500 shares of Common Stock. Jefferson Capital has informed Shorewood that, as of the date hereof, it held 22,231 shares of Common Stock in its investment account.

The special committee of independent directors (the "Special Committee") of the Shorewood Board of Directors, formed to evaluate strategic alternatives which could enhance stockholder value, has retained Greenhill & Co., LLC ("Greenhill") as its financial advisor. In connection with Greenhill's role as financial advisor to the Special Committee, Greenhill and the following investment banking employees of Greenhill may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may

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solicit consent revocations therefrom: Robert F. Greenhill (Chairman), Scott L.
Bok (Managing Director), James M. Wildasin (Vice President) and Joseph A. McMillan, Jr. (Associate). Greenhill has informed Shorewood that, as of the date hereof, Greenhill held, net long, no shares of Common Stock for its own account.

                                   SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2000

                                        CHESAPEAKE CORPORATION

                                                  /s/ J. P. Causey Jr.
                                        By: ____________________________________
                                                    J. P. Causey Jr.
                                           Senior Vice President, Secretary &
                                                     General Counsel

                                        SHEFFIELD, INC.

                                                  /s/ J. P. Causey Jr.
                                        By: ____________________________________
                                                    J. P. Causey Jr.
                                               Vice President & Secretary

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